PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOTE TO READER

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2006 and 2005, and the Company’s unaudited interim consolidated financial statements and notes for the nine months ended March 31, 2007 and 2006.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results; these are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of May 29, 2007.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented junior natural resource company focused primarily on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina.  The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest in the Arroyo Verde project, consisting of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina.  The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

Exploration Review

TIGER URANIUM PROJECT

The Tiger uranium project located approximately 30 kilometres southwest of the city of San Rafael consists of six mining concessions totaling over 26,000 hectares within the Sierra Pintada District. The claims are held under the two existing option agreements for the San Rafael block of concessions.

Moderate topography with elevations in the range of 900 to 1200 meters and predominantly dry climate and mild winters make exploration possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access with power and water available in the project area.

The Sierra Pintada District hosts the Sierra Pintada uranium deposit, which is owned by the Argentinean government corporation CNEA.  Sierra Pintada is an open pit uranium mine, which produced 5 million pounds of U308 from 1974 through to 1994 when it was put on care and maintenance due to low metal prices. The deposit currently has a resource of approximately 20 million pounds of U3O8, which is currently being evaluated to be brought back into production.  Note that the resource is not compliant with National Instrument 43-101 nor does its presence ensure that a deposit will be found on Portal’s claims.

Portal’s Tiger uranium project concessions cover the immediate western, southern and eastern extensions of the sandstone units that host the uranium mineralization at the Sierra Pintada mine. Additionally, Portal has defined four other target areas within its concessions where the favourable sandstone host units are present relatively close to surface presenting excellent potential to host mineralization that could be exploited in the same form as that used at the near by Sierra Pintada uranium mine.

Portal has initiated an exploration program which will commence in the area immediately surrounding the Sierra Pintada mine where previous close spaced drilling which straddles the southern boundary of the mine with Portal’s concessions is believed to have defined a zone of mineralization. Exploration will consist of acquisition of surface access rights, mapping, sampling, and geophysics to define targets for drilling.

LA PAMPA URANIUM PROJECT

Portal’s La Pampa uranium project located in central Chubut province Patagonia, Argentina consists of over 56,000 hectares in nine mining concessions, which Portal is acquiring by staking.  The area with subdued topography and good road access is amenable to year round exploration with the exception of one to two months in the case of a particularly severe winter.

On a district scale, the area is located within the Cretaceous in age San Jorge sedimentary basin.  The basin comprises sedimentary rocks of the Chubut Group, which host uranium mineralization occurring preferentially within the Los Adobes Formation, a fluvial sandstone unit from 90 to 150 metres thick.  Uranium mineralization was discovered in the early 1970’s through follow up of government airborne radiomentric surveys.  Two small deposits, Los Adobes and Cerro Condor were discovered and mined by open pit in the 1970’s.  The largest deposit in the district, the Cerro Solo deposit, is owned by CNEA which completed a prefeasibility study on the deposit estimated to contain 10 million pounds of uranium at a grade of 0.3 % U with a molybdenum content of 3.3 million pounds at a grade of 0.2 % molybdenum (CNEA Report 1997).  (Note that this is historical resource calculation and not compliant with NI 43-101 standards).  Cerro Solo mineralization is relatively shallow, making it amenable to open pit mining.

Subsequent to the end of the 3rd quarter, Portal Resources Ltd. acquired the right to earn a 60% interest in the Cerro Solo Basin project of Consolidated Pacific Bay Minerals. Ltd. which consists of three concessions totaling 30,000 hectares or 115 square miles in the Cerro Solo district located approximately 32 kilometers to the east of the Cerro Solo deposit. Under terms of the Letter Agreement, Portal can earn it’s 60% interest by making an initial payment of US$15,000 on signing with additional cash payments totaling US$130,000 and work commitments totaling US$1.2 million over a four year term.

The Cerro Solo Basin claim group is underlain by the Los Adobes Formation, the sandstone unit within the Chubut Group which is the preferred host unit for uranium mineralization in the district as noted above. Additionally regional work by Consolidated Pacific Bay Minerals Ltd and others has indicated that a paleo-channel trend hosting uranium mineralization extends onto the claim group.

Portal plans to initiate an exploration program of mapping, sampling and geophysics to identify areas of potential uranium mineralization and define drill targets.

ARROYO VERDE PROJECT

The Arroyo Verde project, located in the eastern Chubut province, Patagonia, Argentina, has excellent infrastructure with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of exploring year round.  The property consists of exploration concessions totaling approximately 40,000 hectares (155 square miles).

The property lies within the eastern part of the Somun Cura Massif in which recent exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde is hosted by epithermal veins within an outcropping rhyolite dome complex approximately 1 kilometre in diameter surrounded by gravels and younger volcanics.  Detailed mapping and sampling by Portal on the Principal Vein, successfully defined a 400 metre long zone grading 10.0 g/t gold equivalent over a 2 metre width (calculated using a silver:gold ratio of 60:1 and metallurgical recoveries and net smelter returns assumed to be 100%).

Extensive induced polarization (“IP”) geophysical surveys by Portal, outlined the very large 3 kilometre wide by 7 kilometre long Refugio-Porvenir anomaly 12 kilometres south of the main rhyolite dome with a chargeability high-resistivity low signature indicative of a porphyry system.  Mapping and sampling at Refugio-Porvenir defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

At the Principal Vein, 12 holes totaling 2,822 metres drilled in programs in 2005 and 2006 tested the vein over a strike length of 700 metres to a depth of 200 metres vertically below the surface intersecting zones of quartz veining, stockworks, hydrothermal and crackle breccias with disseminated fine grained sulphides.  In the western portion of the Principal Vein, nine drill holes have to date outlined a high-grade section along a strike length of 400 metres on surface to a vertical depth of 200 metres.  Below the 125 metre level the high grade zone narrows to 100 metres as intersected by drill hole PO-94 grading 28.05 g/t gold equivalent over 4.2 metres.  Drill hole PO-95 which is thought to have been stopped short of the Principal Vein is to be deepened with good potential to increase the width of the high grade shoot.  To the east of PO-95 the Principal Vein intersected by holes PO-96 and PO-97 consists of a wide zone of silica-sulphide rich hydrothermal breccia up to 32 metres wide with 0.5 to 3.0 metre sections of brecciated banded chalcedonic vein with multiple intersections ranging from 1.3 metres grading 4.62 g/t gold equivalent to 0.4 metres grading 2.04 g/t gold equivalent.

In addition five drill holes PO-95 to PO-97 and PO-103 to PO-104 intersected a new Hanging Wall (HW) vein south of the Principal Vein (PV) along a strike length of 150 metres with a width from 0.45 to 4.00 metres grading from 1.4 to 9.1 g/t gold and 31.1 to 316 g/t silver.  The average of this vein is 1.57 metres grading 6.81 g/t gold and 271.7 g/t silver.

Late in the 3rd quarter, Portal commenced a drill program on the high grade portion of the Principal Vein to consist of 6 holes. Two holes will deepen previous drill holes as well as four holes to drill deeper to the 225 to 250 metre level vertically below surface to test below the known high grade mineralization defined to date. As of the end of the 3rd quarter the program was still underway with results to be released as they become available.

At Refugio-Porvenir area six reverse circulation holes on 375 to 1,500 metres spacing were drilled to a depth of 136 to 400 metres on the strong, three kilometre wide by five kilometre long, high chargeability Induced Polarization geophysical anomaly.  These holes intersected an upper rhyolitic ignimbrite up to 260 metres thick with widespread intense argillic quartz alteration with 5 to 15% disseminated sulphides.  In the lower rhyodacite intrusive unit green waxy sericite alteration and strong silicification predominate with disseminated pyrite and fine grey veinlets of molybdenite, sphalerite, galena and pyrite.

These holes contained long intervals of anomalous vein and disseminated zinc, lead, copper and molybdenite mineralization.  These mineralized zones are modeled as the outer argillic and phyllic alteration shells of a large porphyry system measuring 3 kilometres by 4 kilometres.   Interpretation of results is that these initial six holes defined a large, well mineralized porphyry system with coincident porphyry style alteration, a broad outer zone of strongly anomalous lead-zinc mineralization with a central zone of molybdenum-copper mineralization from 100 to 300 metres below surface, which was open to depth and south of holes PO 54.  Deepening of PO-54 by diamond drilling to a total depth of 765 metres, intersected long intervals of molybdenum mineralization (176 metres from 284 to 400 grading 0.31% molybdenite and 56.15 metres from 655 to 711.15 grading 0.034% molybdenite) in disseminations and veinlets in a quartz sericite alteration in a rhyodacite intrusive with molybdenum, magnetite, pyrite and minor sphalerite galena and chalcopyrite.

This mineralization and geological setting at El Porvenir-Refugio is similar to several large molybdenum porphyry deposits in British Columbia such as the Glacier Gulch deposit of Blue Pearl where mineralization is located at a depth of 300-400 metres below surface.

Early in the 3rd quarter Portal completed 15 kilometres of pole-dipole Induced Polarization/Resistivity survey which defined two large, discrete IP chargeability anomalies which are coincident with anomalous molybdenum and copper geochemistry in surface rock and soil sampling and argillically altered and gossanous bedrock.

Late in the 3rd quarter, two reverse circulation drill holes were completed to test these newly defined anomalous zones. Significant zones of intense porphyry style alteration were intersected in the drill holes. Assay results will be released as become available and interpreted.

SAN RAFAEL PROJECT

The San Rafael Project in central Mendoza province Argentina is a large district sized group of claims totaling in excess of 181,353 hectares (700 sq. miles).  Infrastructure is excellent with access via good paved and gravel roads with power and water in the area.  San Rafael, a fully serviced town of over 200,000 inhabitants, is conveniently located approximately 20 kilometres northeast of the project area.  With moderate topography, elevations in the range of 2,000 metres and a predominantly dry climate with mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, and crosscut by a series of major northwest trending structures. Three types of significant deposits are present within the area: roll front sandstone hosted uranium deposits such as the Sierra Pintada mine and Portal’s Tiger Uranium Project in the sedimentary sequence; copper-gold mineralization associated with the northwest trending structures such Portal’s Anchoris project; and gold-silver epithermal vein style mineralization associated with altered felsic volcanic centers such as the La Cabeza gold-silver project of Exeter Resources Ltd. located just 15 kilometres to the south of the Company’s project area.

Portal’s initial assessment of the area using new generation satellite imagery processed to highlight alteration assemblages, identified over 40 altered and potentially mineralized target areas.  Portal is continuing a program of systematic geological mapping and sampling to identify priority targets for further trenching and geophysical surveys.

ANCHORIS PROJECT

The Anchoris Project, a large copper-gold porphyry system within the San Rafael group of claims, is located approximately 300 kilometres south of Mendoza, the provincial capital.  San Rafael, a fully serviced town is located approximately 80 kilometres northeast of the project area.  Moderate topography with elevations in the range of 2,000 metres and predominantly dry climate and mild winters make exploration is possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access and power and water available in the project area.

Previous exploration using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys, and limited drilling led to the partial definition of the three porphyry copper zones at La Totora, Julia-San Pedro and La Chilca-Los Buitres along a clearly defined structural trend approximately 15 kilometres in length.  An outer, widespread carbonate zone in excess of 4 kilometres in diameter contains zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets that are associated with the more intense mineralization consisting of copper sulfides with associated gold.  The La Totora zone is the most intensely mineralized with well developed copper-gold mineralization both in outcrop (45 metres of 0.6% copper and 0.35 g/t gold along strike and 37.7 metres grading 1.00% copper and 0.14 g/t gold across strike) as well as in drill holes (average results of three drill holes in the potassic altered zone over 1,500 metres is 0.30% copper and 0.17 g/t gold including 16 metres of 0.47% copper and 0.5% g/t gold in AN06).

Portal’s mapping, hand trenching and sampling resulted in two trenches confirming the extension to the Totora zone 150 metres to the southeast as follows:

Trench 1

0.46% copper and 0.06 g/t gold over 10 metres

Trench 2

0.31% copper and 0.06 g/t gold over 9 metres

In 2006 an exploration program consisting of detailed mapping, sampling and approximately 120 kilometres of IP surveys further defined the three known zones of porphyry style mineralization. At La Totora, the best defined and largest area to date, the geophysical surveys defined a broad 400 to 800 metre wide moderate to strong chargeability anomaly with low resistivities along a strike length of 4,400 metres, open on strike to the east and west.  Geophysical surveys at the La Julia zone outlined a very strong chargeability anomaly over widths of 400 to 1,000 metres along a strike of 2,000 metres, which is open to the southeast.  Previous mapping at the La Julia zone has identified a large area of phyllic alteration with scattered showings of copper-gold porphyry mineralization exposed within an area of extensive sand cover.  At the San Pedro zone, a large IP anomaly is outlined beneath an outcropping diorite intrusive which is crosscut by sheeted copper-gold-silver stockwork veins, 4 to 10 metres in width.  At La Chilca-Buitres a broad gradient chargeability anomaly was outlined over an area 1,000 metres by 400 to 600 metres under thin basalt volcanic cover.  Strong phyllic alteration with disseminated pyrite is exposed in canyons on the northern edge of the IP anomaly.

Late in the 2nd quarter, Portal carried out a Phase I program of reverse circulation drilling as an initial test of the three copper-gold porphyry mineralized zones, La Totora, San Pedro and La Julia.defined along a strike length of 8 kilometers.

The La Totora Zone, a 200 to 400 metre wide south dipping structurally controlled copper-gold porphyry stockwork zone mapped over a strike length of 2,000 metres within an overall pole-dipole IP geophysical anomaly of 4,000 metres was tested by three drill holes. Drill hole AN8A intersected 87 meters of 0.33% copper, 0.10 g/t gold and 0.065% molybdenum from 175 to 265 meters.  Drill hole AN14 located 1200 meters south of AN8A in the central portion of the La Totora Zone intersected a strongly argillic altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz veinlets with pyrite and chalcopyrite over 168 metres from 196 to 364 metres which remains open to depth.  Included in this was a section of 65 meters grading0.37% copper, and 0.07 g/t gold from 210 to 277 meters.  Hole AN9 drilled a further 800 meters to the southeast intersected silicified and pyritic volcanics and intrusive from 51 to 380 meters but with only weakly anomalous copper values.

At the San Pedro- La Julia zones, drilling intersected a strongly phyllic latered porphyry zone with disseminated pyrite. However only one hole, AN13, the western most hole intersected anomalous copp values averaging 0.113%copper over 83 meters from 297 to 380 meters. These zones remain open to depth.

Portal plans a followup drill program of 8 to 12 holes to further test the encouraging results obtained in the La Totora zone as well as test additional portions of the La Julia-San Pedro zone.

During the nine months ended March 31, 2007, the Company capitalized a total of $2,218,427 (2006 - $438,600).  The Company’s mineral properties are all located in Argentina.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	La Pampa Uranium	Tiger Uranium	Total
Total as at June 30, 2004	$447,680	$ 81,002	$ 47,351	$ -	$ -	$576,033

Land acquisition & holding costs	48,083	120,421	1,739	-	-	170,243
Environmental	-	11,830	-	-	-	11,830
Geology	307,124	64,159	14,434	-	-	385,717
Geophysics	175,255	-	-	-	-	175,255
Surface geochemistry	24,649	4,319	101	-	-	29,069
Drilling	196,036	-	-	-	-	196,036
Total expenditures	751,147	200,729	16,274	-	-	968,150
Total as at June 30, 2005	1,198,827	281,731	63,625	-	-	1,544,183

Land acquisition & holding costs	53,953	80,450	1,200	-	-	135,603
Environmental	-	1,979	-	-	-	1,979
Geology	229,646	94,558	15,305	-	-	339,509
Geophysics	-	97,612	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	83,110
Drilling	480,976	-	-	-	-	480,976
Total expenditures	823,998	298,286	16,505	-	-	1,138,789
Property write-offs	-		(80,130)	-	-	(80,130)
Total as at June 30, 2006	2,022,825	580,017	-	-	-	2,602,842

Land acquisition & holding costs	67,484	285,758	-	187	1,131	354,560
Environmental	1,203	1,869	-	-	-	3,973
Geology	279,976	223,398	-	50,969	45,481	599,824
Geophysics	27,607	64,260	-	-	-	91,867
Surface geochemistry	31,510	22,388	-	1,281	1,789	56,968
Drilling	788,544	322,691	-	-	-	1,111,235
Total expenditures	1,196,324	920,364	-	52,437	49,302	2,218,427
Total as at March 31, 2007	$3,219,149	$1,500,381	$ -	$ 52,437	$ 49,302	$4,821,269

The gross expenditures broken down by category are as follows:

	Three months ended		Nine months ended
	March 31,		March 31,
	2007	2006	2007	2006

Land holding costs	$ 80,077	$ 22,751	$ 354,560	$ 86,254
Environmental	1,519	-	3,973	-
Geology	153,375	60,172	599,824	189,665
Geophysics	(5,362)	-	91,867	-
Surface geochemistry	21,427	20,550	56,968	56,708
Drilling	164,651	13,578	1,111,235	105,973
Total expenditures	$415,687	$117,051	$2,218,427	$438,600

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	March 31 2007	December 31 2006	September 30 2006	June 30 2006
	$	$	$	$

Interest Income	23,547	32,712	38,448	24,080
General & Administration (excluding property write-offs)	494,672	506,183	354,144	420,681
Property write-offs	Nil	Nil	Nil	80,130
Net loss	471,125	473,471	315,696	476,731
Net loss per share	0.02	0.02	0.02	0.03

	Three Months Ended
	March 31 2006	December 31 2005	September 30 2005	June 30 2005
	$	$	$	$

Interest Income	7,617	503	923	1,397
General & Administration (excluding property write-offs)	184,358	231,066	211,645	282,031
Property write-offs	Nil	Nil	Nil	Nil
Net loss	176,741	230,563	210,722	280,634
Net loss per share	0.01	0.02	0.02	0.03

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2007 AND 2006

Results of Operations for the three months ended March 31, 2007 and 2006

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the nine months ended March 31, 2007 and 2006.

Loss for the period

For the three months ended March 31, 2007 the Company incurred a net loss of $471,125 ($0.02 per share) compared to a net loss of $176.741 ($0.01 per share) for the three months ended March 31, 2006. The increase in the net loss for the period from 2006 to 2007 of $294,384 is primarily due to the increase of $126,090 in stock-based compensation, $52,597 in the write-off of IVA and the increase in investor relations activities of $75,198.

Expenses

General and administrative costs were $494,672 for the three months ended March 31, 2007, an increase of $310,314 as compared to $184,358 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 80% of total general and administrative expenditures, were salaries and benefits of $43,833 (2006 - $57,407), investor relations of $104,624 (2006 - $29,426), a write-off of IVA of $58,709 (2006 - $6,112), stock-based compensation of $154,699 (2006 – $28,609) and office and miscellaneous expenses of $34,933 (2006 – $22,421).  The increase in the Company’s interest income during the three months ended March 31, 2007 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Total assets

The total assets of the Company decreased by $160,473 from $7,451,947 at December 31, 2006 to $7,291,474 at March 31, 2007.  The main components of the decrease are the decrease in cash and cash equivalents of $634,426 offset by the increase in deferred property and exploration costs of $415,687.

Results of Operations for the nine months ended March 31, 2007 and 2006

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the nine months ended March 31, 2007 and 2006.

Loss for the period

For the nine months ended March 31, 2007 the Company incurred a net loss of $1,260,292 ($0.06 per share) compared to a net loss of $618,026 ($0.05 per share) for the nine months ended March 31, 2006.  The increase in the net loss for the period from 2006 to 2007 of $642,266 is primarily due to the increase of $138,448 in stock-based compensation, $231,524 in the write-off of IVA and the increase in investor relations activities of $171,383.

Expenses

General and administrative costs were $1,354,999 for the nine months ended March 31, 2007, an increase of $727,930 as compared to $627,069 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 77% of total general and administrative expenditures, were salaries and benefits of $128,480 (2006 - $161,776), investor relations of $310,401 (2006 - $139,018), a write-off of IVA of $268,677 (2006 - $37,153), stock-based compensation of $244,165 (2006 – $105,717) and office and miscellaneous expenses of $88,355 (2006 – $49,916).  The increase in the Company’s interest income during the nine months ended March 31, 2007 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Total assets

The total assets of the Company decreased by $434,989 from $7,726,463 at June 30, 2006 to $7,291,474 at March 31, 2007.  The main component of the decrease in total assets are the decrease in cash and cash equivalents of $2,725,456 and the increase by $2,218,427 of deferred property and exploration costs.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2006	2005	2004

Income	$ 33,123	$ 3,391	$ 3,422
Net income (loss)	$(1,094,757)	$(735,538)	$(225,304)
Basic and diluted EPS	$ (0.08)	$ (0.08)	$ (0.05)
Total assets	$7,726,463	$2,347,202	$1,203,669
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $2,239,772 and working capital of $1,972,920 as of March 31, 2007 (June 30, 2006: $4,965,228 and $4,700,770 respectively).  The decrease in cash and working capital is primarily due to expenditures on mineral properties of $1,941,702 and the funding of cash operating activities of $985,506.

The Company has sufficient cash to meet its on-going obligations as they become due and will modify budgeted exploration activities as necessary to ensure it continues to meet its on-going obligations.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at March 31, 2007, the Company’s Share Capital was $9,746,875 representing 21,647,039 common shares (June 30, 2006 - $9,177,125 representing 20,888,039 common shares).  During the quarter ended March 31, 2007, there were 759,000 share purchase exercised at $0.75 and 2,692,612 share purchase warrants at $0.75 expired unexercised.

As at March 31, 2007, Contributed Surplus totaled $544,638 (June 30, 2006 - $300,473).  During the nine months ended March 31, 2007 the Company recognized $244,165 in stock-based compensation expense for share purchase options that vested during the period.

At March 31, 2007 the Company had 2,521,100 (June 30, 2006 – 1,219,700) outstanding stock options, which, if exercised, would increase the Company’s available cash by $1,327,078.  In addition, the Company had 1,317,500 (June 30, 2006 – 4,769,112) outstanding share purchase warrants exercisable at $1.25, which, if exercised would increase the Company’s available cash by $1,646,875

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended March 31, 2007 the Company paid or accrued to pay another public company formerly related by certain common directors $121,207 (2006 - $51,182) for the shared rent of office space and services and expenses reimbursements and as at March 31, 2007 owes this company an aggregate of $6,715 (June 30, 2006 - $Nil).

During the nine months ended March 31, 2007 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $1,219 (2006 - $1,766) for fees and expense reimbursements and as at March 31, 2007 owes this company an aggregate of $Nil (June 30, 2006 - $Nil).

As at March 31, 2007 the Company owes certain directors an aggregate of $295 (June 30, 2006 - $Nil) for expense reimbursements.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at May 29, 2007 the Company had the following items issued and outstanding:

•

21,659,539 common shares

•

2,491,100 common stock options with a weighted average exercise price of $0.52 expiring at various dates until December 5, 2011.

•

1,317,500 common share purchase warrants with an exercise price of $1.25 expiring on November 18, 2007.

Investor Relations

On March 22, 2006, the Company entered into an agreement, effective March 31, 2006, with Accent Marketing Limited for investor relations and marketing services.  Under the terms of the agreement, Accent Marketing Limited will receive a fee of 5,000 Euros per month for a six month term, renewable on a monthly basis thereafter, and 100,000 share purchase options of the Company.  On March 22, 2006, the Company issued the 100,000 share purchase options at an exercise price of $0.85 for a term of 2 years that vest in equal amounts every three months for 1 year.

On February 1, 2007, the Company entered into an agreement, effective February 1, 2007, with Value Relations GmbH investor relations and marketing services.  Under the terms of the agreement, Value Relations GmbH will receive a fee of 1,500 Euros per month for a six month term.

Commitments and Contingencies

On June 18, 2004, the Company signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreements the Company is obligated to make three initial annual payments of $15,000, which have all now been paid.

Financial instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair value of these instruments approximate their carrying values due to their short-term nature.  Financial risk is the risk arising from fluctuations in foreign currency exchange rates.  The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect it financial position and results.

OUTLOOK

The Company has planned exploration activities for its Tiger and La Pampa uranium properties as well as both the Arroyo Verde and San Rafael base and precious metal projects.

At both the Tiger and La Pampa uranium projects, acquisition of surface acess rights followed by surface mapping and sampling will be carried out to define areas of outcropping uranium mineralization as well as areas underlain by the respective sandstone units that preferentially host uranium mineralization in both districts. Geophysical programs are planned to assist in deifining areas of shallowly occurring favourable sandstone units. This will be flowed by drilling to test for blind uranium mineralization in areas of defined high potential.

At the Arroyo Verde property, results are still pending on the two reverse circulation holes completed in the 3rd quarter which tested the newly defined anomalous zones for porphyry molybdenum mineralization  at Refugio-Porvenir. As well the follow drill program begun in late 3rd quarter will be completed on the Principal Vein to deepen holes PO-95 and PO-98 as well as drill deeper holes to the 200 to 250 metre level vertically below surface to test below the known high grade mineralization defined to date.

At the San Rafael project the Company plans to continue the ongoing program of systematic geological mapping and sampling to identify priority targets.  At the Anchoris property, within the San Rafael project, a follow-up drilling program to further test the three porphyry targets defined to date is pending approval of an environmental permit.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings.Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Derivative Instruments

In April 2005, the Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

(i)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, whether fair value or cost-based measures are used and specifies how financial instrument gains and losses are to be presented.

(ii)

Comprehensive Income, Section 1530

This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self –sustaining foreign operations (cumulative translation adjustment).

(iii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13, Hedging Relationships, and Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting.  The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  As required under Multilateral Instrument 52-109, management advises that there has not been any changes in the Company’s internal controls over financial reporting during the most recent interim period that have materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.